Exhibit 99.2

Management’s discussion and analysis – February 7, 2020

The following Management’s Discussion and Analysis (“MD&A”) is a review of the financial condition and operating results of Just Energy Group Inc. (“Just Energy” or the “Company”) for the three and nine months ended December 31, 2019. This MD&A has been prepared with all information available up to and including February 7, 2020. This MD&A should be read in conjunction with Just Energy’s unaudited interim condensed consolidated financial statements (“Interim Financial Statements”) for the three and nine months ended December 31, 2019. The financial information contained herein has been prepared in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board (“IASB”). All dollar amounts are expressed in Canadian dollars unless otherwise noted. Quarterly reports, the annual report and supplementary information can be found on Just Energy’s corporate website at www.justenergygroup.com. Additional information can be found on SEDAR at www.sedar.com or on the U.S. Securities and Exchange Commission’s (“SEC”) website at www.sec.gov.

Company overview

Just Energy is a retail energy provider specializing in electricity and natural gas commodities and bringing energy efficient solutions and renewable energy options to customers. Currently operating in the United States (“U.S.”) and Canada, Just Energy serves both residential and commercial customers providing homes and businesses with a broad range of energy solutions that deliver comfort, convenience and control. Just Energy is the parent company of Amigo Energy, EdgePower Inc. (“EdgePower”), Filter Group Inc. (“Filter Group”), Hudson Energy, Interactive Energy Group, Just Energy Advanced Solutions, Tara Energy and TerraPass.

For a more detailed description of Just Energy’s business operations, refer to the “Continuing operations overview” section on page 7 of this MD&A.

Forward-looking information

This MD&A may contain forward-looking statements and information, including statements and information regarding, guidance for Base EBITDA and free cash flow for the fiscal year ending March 31, 2020; the Company’s ability to improve its business by boosting efficiency and lowering costs; the success of the Company’s cost reductions and optimization efforts; the ability of the Company to reduce selling, marketing and general and administrative expenses and the quantum of such reductions and the impact thereof on the Company’s current fiscal year; the Company’s ability to identify further opportunities to improve its cost structure; discussions with lenders, the timing and results of the Strategic Review process, including achieving an outcome that is in the best interest of the Company and its stakeholders; the Company’s transition from a purely RCE driven focus; improvement in the Company’s expected credit loss experience; the Company’s ability to attract and retain strong-fit customers and the impact thereof on the achievement by the Company of greater profitability; and the impact of the actions and remediation efforts taken or implemented by the Company in remediating the material weaknesses in the Company’s internal controls over financial reporting. These statements are based on current expectations that involve a number of risks and uncertainties which could cause actual results to differ from those anticipated. These risks include, but are not limited to, the Company’s ability to access sufficient capital to provide liquidity to manage its cash flow requirements, general economic, business and market conditions, the ability of management to execute its business plan, levels of customer natural gas and electricity consumption, extreme weather conditions, rates of customer additions and renewals, customer credit risk, rates of customer attrition, fluctuations in natural gas and electricity prices, interest and exchange rates, actions taken by governmental authorities including energy marketing regulation, increases in taxes and changes in government regulations and incentive programs, changes in regulatory regimes, results of litigation and decisions by regulatory authorities, competition, the performance of acquired companies and dependence on certain suppliers. Additional information on these and other factors that could affect Just Energy’s operations, financial results or dividend levels is included in Just Energy’s Annual Information Form and other reports on file with Canadian securities regulatory authorities which can be accessed through the SEDAR website at www.sedar.com or by visiting EDGAR on the SEC’s website at www.sec.gov.

1.

Key terms

“6.5% convertible bonds” refers to the US$150 million in convertible bonds issued in January 2014, which mature on December 31, 2020. In fiscal 2019, US$127.6 million were tendered for repurchase by the Company. A further US$13.2 million were repurchased in July 2019, resulting in a balance of US$9.2 million outstanding as at June 30, 2019. See “Debt and financing for continuing operations” on page 30 for further details.

“6.75% $160M convertible debentures” refers to the $160 million in convertible debentures issued in October 2016, which have a maturity date of December 31, 2021. See “Debt and financing for continuing operations” on page 30 for further details.

“6.75% $100M convertible debentures” refers to the $100 million in convertible debentures issued in February 2018, which have a maturity date of March 31, 2023. See “Debt and financing for continuing operations” on page 30 for further details.

“8.75% loan” refers to the US$250 million non-revolving multi-draw senior unsecured term loan facility entered into on September 12, 2018, which has a maturity date of September 12, 2023. US$193.0 million was drawn in fiscal 2019, and an additional US$14.0 million was drawn in July 2019. See “Debt and financing for continuing operations” on page 30 for further details.

“Commodity RCE attrition” refers to the percentage of energy customers whose contracts were terminated prior to the end of the term either at the option of the customer or by Just Energy.

“Customer count” refers to the number of customers with a distinct address rather than RCEs (see key term below).

“Failed to renew” means customers who did not renew expiring contracts at the end of their term.

“Filter Group financing” refers to the outstanding loan balance between Home Trust Company (“HTC”) and Filter Group, which was acquired by the Company on October 1, 2018. The loan bears an annual interest rate of 8.99%. See “Debt and financing for continuing operations” on page 30 for further details.

“Gross margin per RCE” refers to the energy gross margin realized on Just Energy’s RCE customer base, including gains/losses from the sale of excess commodity supply.

“LDC” means a local distribution company; the natural gas or electricity distributor for a regulatory or governmentally defined geographic area.

“Maintenance capital expenditures” means the necessary capital expenditures required to maintain existing operations at functional levels.

“Preferred shares” refers to the 8.50%, fixed-to-floating rate, cumulative, redeemable, perpetual preferred shares that were initially issued at a price of US$25.00 per preferred share in February 2017. The cumulative feature means that preferred shareholders are entitled to receive dividends at a rate of 8.50% on the initial offer price, as and if declared by our Board of Directors.

2.

“RCE” means residential customer equivalent, which is a unit of measurement equivalent to a customer using 2,815 m3 (or 106 GJs or 1,000 Therms or 1,025 CCFs) of natural gas on an annual basis or 10 MWh (or 10,000 kWh) of electricity on an annual basis, which represents the approximate amount of gas and electricity, respectively, used by a typical household in Ontario, Canada.

Non-IFRS financial measures

Just Energy’s Interim Financial Statements are prepared in accordance with IFRS. The financial measures that are defined below do not have a standardized meaning prescribed by IFRS and may not be comparable to similar measures presented by other companies. These financial measures should not be considered as an alternative to, or more meaningful than, net income (loss), cash flow from operating activities and other measures of financial performance as determined in accordance with IFRS; however, the Company believes that these measures are useful in providing relative operational profitability of the Company’s business.

EBITDA

“EBITDA” refers to earnings before finance costs, income taxes, depreciation and amortization with an adjustment for discontinued operations. EBITDA is a non-IFRS measure that reflects the operational profitability of the business.

Base EBITDA

“Base EBITDA” refers to EBITDA adjusted to exclude the impact of mark to market gains (losses) arising from IFRS requirements for derivative financial instruments, Texas residential enrolment and collections impairment, Strategic Review costs, discontinued operations and restructuring as well as adjustments reflecting share-based compensation, non-controlling interest and amortization of sales commissions with respect to value-added products (“VAPS”) (see below). This measure reflects operational profitability as the non-cash share-based compensation expense is treated as an equity issuance for the purposes of this calculation, since it will be settled in common shares; the mark to market gains (losses) are associated with supply already sold in the future at fixed prices; and the mark to market gains (losses) of weather derivatives are not yet realized. The Texas residential enrolment and collections impairment, Strategic Review costs, restructuring and discontinued operations are one-time, non-recurring events. Management has isolated the impact of the incremental Texas residential enrolment and collections recorded as of June 30, 2019, as presented in Base EBITDA. All other bad debt charges including any residual bad debt from the Texas enrolment and collection issues are included in Base EBITDA from July 1, 2019 onward.

Just Energy ensures that customer margins are protected by entering into fixed-price supply contracts. Under IFRS, the customer contracts are not marked to market; however, there is a requirement to mark to market the future supply contracts. This creates unrealized gains (losses) depending upon current supply pricing. Management believes that these short-term mark to market gains (losses) do not impact the long-term financial performance of Just Energy and has excluded them from the Base EBITDA calculation.

Included in Base EBITDA are gains (losses) from the Company’s portfolio of equity investments and acquisitions which are presented in the Company’s Interim Financial Statements. The impact from fair value adjustments of contingent consideration liabilities that are related solely to performance is included in Base EBITDA, while any impact from fair value adjustments of contingent consideration liabilities relating to changes in Just Energy’s share price is excluded from Base EBITDA. Management believes that volatility in share price does not impact the financial performance of Just Energy as the contingent consideration is settled in shares.

Just Energy recognizes the incremental acquisition costs of obtaining a customer contract as an asset since these costs would not have been incurred if the contract was not obtained and are recovered through the consideration collected from the contract. Commissions and incentives paid for commodity contracts and VAPS contracts are capitalized and amortized over the term of the contract. Amortization of these costs with respect to commodity contracts is included in the calculation of Base EBITDA (as selling and marketing expenses). Amortization of incremental acquisition costs on value-added product contracts is excluded from the Base EBITDA calculation as value-added products are considered to be a lease asset akin to a fixed asset whereby amortization or depreciation expenses are excluded from Base EBITDA.

3.

Funds from operations

Funds from Operations (“FFO”) refers to the cash flow generated by current operations. FFO is calculated as gross margin adjusted for cash items including administrative expenses, selling and marketing expenses, bad debt expenses, one-time impairment charge for the Texas residential enrolment and collections impairment, finance costs, corporate taxes, capital taxes and other cash items. FFO also includes a seasonal adjustment for the gas markets in Ontario, Quebec, Manitoba and Michigan to include cash received from LDCs for gas not yet consumed by end customers.

base Funds from operations

Base Funds from Operations (“Base FFO”) refers to FFO reduced by maintenance capital expenditures.

Base Funds from Operations Payout Ratio

The payout ratio for Base FFO means dividends declared and paid as a percentage of Base FFO.

Embedded gross margin (“EGM”)

EGM is a rolling five-year measure of management’s estimate of future contracted energy and product gross margin. The commodity embedded gross margin is the difference between existing energy customer contract prices and the cost of supply for the remainder of the term, with appropriate assumptions for commodity RCE attrition and renewals. The product gross margin is the difference between existing value-added product customer contract prices and the cost of sales on a five-year or ten-year undiscounted basis for such customer contracts, with appropriate assumptions for value-added product attrition and renewals. It is assumed that expiring contracts will be renewed at target margin renewal rates.

EGM indicates the margin expected to be realized from existing customers. It is intended only as a directional measure for future gross margin. It is not discounted to present value nor is it intended to consider administrative and other costs necessary to realize this margin.

Strategic review

On June 6, 2019, the Company announced a formal review process to evaluate strategic alternatives available to the Company (the “Strategic Review”). This decision follows expressions of interest from a number of parties concerning potential transactions involving the Company.

Discontinued operations

In March 2019, Just Energy formally approved and commenced the process to dispose of its businesses in Germany, Ireland and Japan. In June 2019, as part of the Company’s Strategic Review, the United Kingdom (“U.K.”) was added to the disposal group. The decision was part of a strategic transition to focus on the core business in North America.

On October 8, 2019, the Company entered into an agreement to sell the issued and outstanding shares of its wholly owned subsidiary Hudson Energy Supply UK Limited, to Shell Energy Retail Limited. On November 29, 2019, the Company closed its sale of the U.K. operations for proceeds of £1.5 million ($2.5 million) of cash received on closing, The Company may also receive consideration of an amount up to £8.5 million ($14.2 million) related to the reinstatement of the U.K. capacity market payments which is expected to be determined within six months of the closing date. The Company recorded a gain on the sale of the U.K. operations of $43.6 million.

4.

On November 6, 2019, the Company entered into an agreement to sell substantially all of the assets of its wholly owned subsidiary Just Energy Ireland Limited to Flogas Natural Gas Limited (“Flogas”) for up to €0.6 million ($1.0 million). The transaction closed in December 2019. The Company received €0.4 million ($0.7 million) representing 75% of the purchase price in cash at closing and estimates receiving an additional €0.2 million ($0.3 million) representing 25% of the purchase price five months after closing. The net consideration payable to the Company is subject to an adjustment based on the actual number of accounts transferred to Flogas. The Company recorded a gain on the sale of the assets of the Irish subsidiary of $1.6 million in its results from discontinued operations.

For a detailed breakdown of the discontinued operations, refer to Note 11 of the Interim Financial Statements for the three and nine months ended December 31, 2019.

Financial highlights
For the three months ended December 31
(thousands of dollars, except where indicated and per share amounts)

		% increase
	Fiscal 2020	(decrease)	Fiscal 2019
Sales	$658,521	(10)%	$734,205
Gross margin	142,484	(13)%	164,461
Administrative expenses	39,616	(5)%	41,921
Selling and marketing expenses	51,270	(1)%	51,706
Restructuring costs	-	(100)%	2,746
Finance costs	28,178	24%	22,762
Profit from continuing operations	29,336	(31)%	42,571
Profit (loss) from discontinued operations	6,293	NMF[3]	(90,156)
Profit (loss) for the period[1]	35,629	NMF[3]	(47,585)
Earnings per share from continuing operations available to shareholders - basic	0.18		0.27
Earnings per share from continuing operations available to shareholders - diluted	0.16		0.25
Dividends/distributions	-	(100)%	21,434
Base EBITDA from continuing operations[2]	37,950	(34)%	57,105
Base Funds from continuing operations[2]	5,722	NMF[3]	(3,270)
Payout ratio on Base Funds from continuing operations[2]	0%		755%

1Profit (loss) includes the impact of unrealized gains (losses), which represents the mark to market of future commodity supply acquired to cover future customer demand as well as weather hedge contracts entered into as part of the Company’s risk management practice. The supply has been sold to customers at fixed prices, minimizing any realizable impact of mark to market gains and losses.

2 See “Non-IFRS financial measures” on page 3.

3 Not a meaningful figure.

Just Energy’s gross margin decreased by 13% to $142.5 million for the three months ended December 31, 2019, primarily due to a decline in the residential customer base. The decline in the Company’s residential customer base is primarily a result of a shift in focus of the Company to reduce non-paying customers in Texas and to onboard higher quality customers through alternative channels, management’s decision to exit the Georgia gas market, as well as a reduction in the Company’s Canadian customer base due to regulatory restrictions in Alberta and Ontario.

Base EBITDA for the quarter was $38.0 million, a decrease of 34% compared to the third quarter of fiscal 2019 was driven by a decline in gross margin as well as higher commission expense due to the ramp-up of the amortization of previously capitalized residential customer acquisition costs. Base EBITDA of $38.0 million increased 68% after adjusting the comparative quarter to add back the one-time impairment charge for the Texas residential enrolment and collections impairment, demonstrating the focus of the management team to close the previously reported enrolment control gaps and to prioritize attracting and retaining higher quality and higher margin customers.

5.

Bad debt for the three months ended December 31, 2019 was lower compared to the three months ended September 30, 2019. In addition, the quarterly year-over-year variance has declined significantly as customers that were historically able to exploit the Company’s enrolment controls continue to decline and drop from the portfolio. The Company continues to see improvement in its expected credit loss experience since identifying and closing certain enrolment control gaps previously disclosed by the Company.

Administrative expenses decreased 5% from the prior comparable quarter. Excluding the impact of the Strategic Review costs of $4.2 million in the quarter, administrative expenses decreased 15% due to savings realized from the restructuring actions that occurred in fiscal 2019 and the impact of additional cost cutting initiatives beginning to take effect. Selling and marketing expenses remained consistent compared to the prior comparable quarter.

Finance costs for the three months ended December 31, 2019, amounted to $28.2 million, an increase of 24% primarily driven by higher interest expense from higher debts and higher interest rates, partially offset by the partial redemption of the 6.5% convertible bonds compared to the same quarter in fiscal 2019.

Financial highlights
For the nine months ended December 31
(thousands of dollars, except where indicated and per share amounts)

		% increase
	Fiscal 2020	(decrease)	Fiscal 2019
Sales	$2,097,126	(6)%	$2,241,029
Gross margin	430,160	(4)%	446,077
Administrative expenses	121,885	(4)%	126,330
Selling and marketing expenses	167,253	16%	144,098
Finance costs	80,175	35%	59,198
Loss from continuing operations[1]	(157,054)	107%	(75,792)
Loss from discontinued operations	(8,705)	75%	(34,666)
Loss for the period	(165,759)	(50)%	(110,458)
Earnings (loss) per share from continuing operations available to shareholders - basic	(1.09)		(0.55)
Earnings (loss) per share from continuing operations available to shareholders - diluted	(1.09)		(0.55)
Dividends/distributions	25,359	(62)%	66,026
Base EBITDA from continuing operations[2]	111,205	(14)%	129,292
Base funds from continuing operations[2]	33,054	(27)%	45,502
Payout ratio on Base FFO[2]	77%		145%
Embedded gross margin[2]	1,839,800	(13)%	2,118,100
RCE count	3,515,000	(5)%	3,701,000
Total gross RCE additions	584,000	(24)%	764,000
Total net RCE additions	(123,000)	NMF[3]	10,000

1Loss includes the impact of unrealized gains (losses), which represents the mark to market of future commodity supply acquired to cover future customer demand as well as weather hedge contracts entered into as part of the risk management practice. The supply has been sold to customers at fixed prices, minimizing any realizable impact of mark to market gains and losses.

2 See “Non-IFRS financial measures” on page 3.

3 Not a meaningful figure.

6.

For the nine months ended December 31, 2019, sales were $2.1 billion and gross margin was $430.2 million, 6% lower and 4% lower, respectively, than the prior comparable period. Base EBITDA amounted to $111.2 million, a decrease of 14% from the first nine months of fiscal 2019. The decline in Base EBITDA was largely attributable to the decline in the residential customer base, lower commercial margins on index-priced products, and an increase in selling and marketing expenses due to the ramp-up of the amortization of previously capitalized residential customer acquisition costs partially offset by significantly lower administrative expenses, the second quarter gain in other income on the reduction of the contingent consideration from the Company’s acquisition of the Filter Group and the stronger U.S. dollar.

The significant decrease in bad debt for the three and nine months ended December 31, 2019 was a result of improving controls and operational processes associated with the Texas residential enrollment and collections impairment. The Company continues to see improvement in its expected credit loss experience since identifying and closing certain enrolment control gaps previously disclosed by the Company with the majority of those customers now dropped from the portfolio.

Administrative expenses decreased 4% from $126.3 million to $121.9 million for the nine months ended December 31, 2019. Excluding the impact of the Strategic Review costs of $7.8 million during the first nine months of fiscal 2020, administrative expenses decreased 10% due to savings realized from the restructuring actions that occurred in fiscal 2019 and the impact of additional cost cutting initiatives. Selling and marketing expenses increased 16% compared to the prior comparable period due to the increased residential commission costs to acquire new customers in certain channels as well as the ramp-up of the amortization of previously capitalized residential customer acquisition costs, partially offset by a $1.9 million reduction in non-commission selling expenses.

Finance costs were $80.2 million for the nine months ended December 31, 2019, an increase of 35% over the previous comparable period, primarily driven by higher interest expense from higher debts and higher interest rates and the premium and fees associated with the 8.75% loan, partially offset by the partial redemption of the 6.5% convertible bonds.

EGM amounted to $1,839.8 million as at December 31, 2019, a decrease of 13% compared to the embedded gross margin as at December 31, 2018, resulting from the decline in the North American Consumer commodity customer base.

Continuing operations overview

CONSUMER SEGMENT

The sale of gas and electricity to customers with annual consumption equivalent to 15 RCEs or less is undertaken by the Consumer segment. Marketing of the energy products of this segment is primarily done through retail, online, tele-sales and door-to-door marketing. Consumer customers make up 35% of Just Energy’s RCE base, which is currently focused on longer-term price-protected, flat-bill and variable rate product offerings, as well as JustGreen products. To the extent that certain markets are better served by shorter-term or enhanced variable rate products, the Consumer segment’s sales channels also offer these products.

As a conservation solution, smart thermostats may be offered as a value-added product with commodity contracts and are also sold as a stand-alone unit. These smart thermostats are currently manufactured and distributed by ecobee Inc., a company in which Just Energy holds an approximate 8% fully diluted equity interest. In fiscal 2019, Just Energy added home water filtration systems to its line of consumer product and service offerings through the acquisition of Filter Group.

COMMERCIAL SEGMENT

Customers with annual consumption equivalent to over 15 RCEs are served by the Commercial segment. These sales are made through three main channels: brokers, door-to-door commercial independent contractors and inside commercial sales representatives. Commercial customers make up 65% of Just Energy’s RCE base. Products offered to Commercial customers range from standard fixed-price offerings to “one off” offerings, tailored to meet the customer’s specific needs. These products can be fixed or floating rate or a blend of the two, and normally have a term of less than five years. Gross margin per RCE for this segment is lower than it is for the Consumer segment, but customer aggregation costs and ongoing customer care costs per RCE are lower as well. Commercial customers also have significantly lower attrition rates than Consumer customers.

7.

In addition, the Commercial segment also provides value-added products and services which include LED lighting, smart building controls, monitoring and alerts, bill audits, smart thermostats, tariff analysis, energy insights and energy procurement.

ABOUT THE ENERGY MARKETS

Just Energy offers products and services to address customers’ essential needs, including electricity and natural gas commodities, health and well-being products such as water quality and filtration devices, and utility conservation products which bring energy efficient solutions and renewable energy options to customers.

Natural gas

Just Energy offers natural gas customers a variety of products ranging from month-to-month variable-price contracts to five-year fixed-price contracts. Gas supply is purchased from market counterparties based on forecasted Consumer and small Commercial RCEs. For larger Commercial customers, gas supply is generally purchased concurrently with the execution of a contract. Variable rate products allow customers to maintain competitive rates while retaining the ability to lock into a fixed price at their discretion. Flat-bill products offer customers the ability to pay a fixed amount per period regardless of usage or changes in the price of the commodity.

The LDCs provide historical customer usage which, when normalized to average weather, enables Just Energy to purchase the expected normal customer load. Just Energy mitigates exposure to weather variations through active management of the gas portfolio, which involves, but is not limited to, the purchase of options, including weather derivatives. Just Energy’s ability to successfully mitigate weather effects is limited by the degree to which weather conditions deviate from normal. To the extent that balancing requirements are outside the forecasted purchase, Just Energy bears the financial responsibility for fluctuations in customer usage. To the extent that supply balancing is not fully covered through active management or the options employed, Just Energy’s realized customer gross margin may increase or decrease depending upon market conditions at the time of balancing.

Territory	Gas delivery method
Manitoba, Ontario, Quebec and Michigan	The volumes delivered for a customer typically remain constant throughout the year. Sales are not recognized until the customer consumes the gas. During the winter months, gas is consumed at a rate that is greater than delivery, resulting in accrued gas receivables, and, in the summer months, deliveries to LDCs exceed customer consumption, resulting in gas delivered in excess of consumption. Just Energy receives cash from the LDCs as the gas is delivered, which is even throughout the year.
Alberta, British Columbia, Saskatchewan, California, Illinois, Indiana, Maryland, New Jersey, New York, Ohio and Pennsylvania	The volume of gas delivered is based on the estimated consumption and storage requirements for each month. Therefore, the amount of gas delivered in the winter months is higher than in the spring and summer months. Consequently, cash flow received from most of these markets is greatest during the third and fourth (winter) quarters, as cash is normally received from the LDCs in the same period as customer consumption.

Electricity

Just Energy services various territories in Canada and the U.S. with electricity. A variety of electricity solutions are offered, including fixed-price, flat-bill and variable-price products on both short-term and longer-term contracts. Some of these products provide customers with price-protection programs for the majority of their electricity requirements. Just Energy uses historical usage data for all enrolled customers to predict future customer consumption and to help with long-term supply procurement decisions. Flat-bill products offer a consistent price regardless of usage.

8.

Just Energy purchases power supply from market counterparties for residential and small Commercial customers based on forecasted customer aggregation. Power supply is generally purchased concurrently with the execution of a contract for larger Commercial customers. Historical customer usage is obtained from LDCs, which, when normalized to average weather, provides Just Energy with expected normal customer consumption. Similar to gas, Just Energy mitigates exposure to weather variations through active management of the power portfolio and the purchase of options, including weather derivatives. Just Energy’s ability to successfully mitigate weather effects is limited by the degree to which weather conditions deviate from normal. To the extent that balancing power purchases are outside the acceptable forecast, Just Energy bears the financial responsibility for excess or short supply caused by fluctuations in customer usage. Any supply balancing not fully covered through customer pass-throughs, active management or the options employed may impact Just Energy’s gross margin depending upon market conditions at the time of balancing.

JustGreen

Customers also have the ability to choose an appropriate JustGreen program to supplement their natural gas and electricity contracts, providing an effective method to offset their carbon footprint associated with the respective commodity consumption.

JustGreen programs for gas customers involve the purchase of carbon offsets from carbon capture and reduction projects. JustGreen’s electricity product offers customers the option of having all or a portion of the volume of their electricity usage sourced from renewable green sources such as wind, solar, hydropower or biomass, via power purchase agreements and renewable energy certificates. Additional green products allow customers to offset their carbon footprint without buying energy commodity products and can be offered in all states and provinces without being dependent on energy deregulation.

Just Energy currently sells JustGreen gas and electricity in eligible markets across North America. Of all Consumer customers who contracted with Just Energy in the trailing 12 months ended December 31, 2019, 59% purchased JustGreen for some or all of their energy needs. On average, these customers elected to purchase 86% of their consumption as green supply. For comparison, as reported for the trailing 12 months ended December 31, 2018, 34% of Consumer customers who contracted with Just Energy chose to include JustGreen for an average of 66% of their consumption. As at December 31, 2019, JustGreen makes up 9% of the Consumer gas portfolio on a trailing 12-month basis, compared to 9% a year ago. JustGreen makes up 19% of the Consumer electricity portfolio, compared to 16% in the prior comparable period.

ADOPTION OF NEW STANDARDS

Adoption of IFRS 16, Leases

IFRS 16, Leases (“IFRS 16”), superseded International Accounting Standards (“IAS”) 17, Leases (“IAS 17”), and all related interpretations when it became effective. IFRS 16 establishes principles for the recognition, measurement, presentation and disclosure of leases, with the objective of ensuring that lessees and lessors provide relevant information representing those transactions.

The adoption of IFRS 16 resulted in:

• Explicit definition for a lease where a contract is or contains a lease if the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration;

• Measurement direction where the lessee recognizes a right-of-use asset and a lease liability upon lease commencement for leases with a lease term of greater than one year. The right-of-use asset is initially measured at the amount of the lease liability plus any initial direct costs incurred by the lessee. The lease liability is initially measured at the present value of the lease payments payable over the lease term and discounted at the implied lease rate. If the implied lease rate cannot be readily determined, the lessee uses its incremental borrowing rate. Subsequent re-measurement is required under specific circumstances. Previously, the Company classified leases as operating or finance leases based on its assessment of whether the lease transferred significantly all of the risks and rewards incidental to ownership of the underlying asset to the Company;

9.

• Detailed guidance on determining the lease term when there is an option to extend the lease; and

• Extensive disclosure requirements, differing from those in the past.

Just Energy adopted IFRS 16, as issued by the IASB in January 2016, on April 1, 2019. In accordance with the transitional provisions in IFRS 16, comparative figures have not been restated. The Company adopted IFRS 16 using the modified retrospective method, applying the practical expedient in paragraph C5(c) under which the aggregate effect of all modifications on the date of initial application is reflected.

The following table summarizes the transition adjustments required to adopt IFRS 16 as at April 1, 2019:

	IAS 17		IFRS 16
	carrying amount		carrying amount
	as at	Transition	as at
(thousands of dollars)	March 31, 2019	adjustment	April 1, 2019

Property and equipment, net	$25,862	18,525	$44,387
Other current liabilities	-	2,942	2,942
Other non-current liabilities	61,339	15,583	76,922

EBITDA
For the three months ended December 31
(thousands of dollars)
	Fiscal 2020	Fiscal 2019
Reconciliation to unaudited interim condensed consolidated statements of income
Profit (loss) for the period from continuing operations	$35,629	$(47,585)
Add (subtract):
Finance costs	28,178	22,762
Provision for income taxes	3,845	1,689
Discontinued operations	(6,293)	90,156
Depreciation and amortization	7,726	8,852
EBITDA	$69,085	$75,874
Add (subtract):
Change in fair value of derivative instruments and other	(36,990)	(62,890)
Contingent consideration revaluation	-	5,462
Texas residential enrolment and collections impairment	-	34,500
Strategic Review costs	4,159	-
Restructuring costs	-	2,746
Share-based compensation	1,683	1,379
Loss attributable to non-controlling interest	13	34
Base EBITDA	$37,950	$57,105

10.

Gross margin per unaudited interim condensed consolidated statements of income	$142,484	$164,461
Add (subtract):
Administrative expenses	(39,616)	(41,921)
Selling and marketing expenses	(51,270)	(51,706)
Bad debt expense	(19,996)	(51,353)
Texas residential enrolment and collections impairment	-	34,500
Amortization included in cost of sales	527	591
Strategic Review costs	4,159	-
Other income	1,649	2,499
Loss attributable to non-controlling interest	13	34
Base EBITDA	$37,950	$57,105

EBITDA
For the nine months ended December 31
(thousands of dollars)
	Fiscal 2020	Fiscal 2019
Reconciliation to unaudited interim condensed consolidated statements of income
Loss for the period	$(165,759)	$(110,458)
Add (Subtract):
Finance costs	80,175	59,198
Provision for income taxes	3,604	6,280
Discontinued operations	8,705	34,666
Depreciation and amortization	28,817	21,043
EBITDA	$(44,458)	$10,729
Add (subtract):
Change in fair value of derivative instruments and other	139,547	67,979
Contingent consideration revaluation	(7,091)	5,462
Texas residential enrolment and collections impairment	4,900	34,500
Strategic Review costs	7,791	-
Restructuring costs	-	5,982
Share-based compensation	10,469	4,495
Loss attributable to non-controlling interest	47	145
Base EBITDA	$111,205	$129,292

Gross margin per unaudited interim condensed consolidated statements of income	$430,160	$446,077
Add (subtract):
Administrative expenses	(121,885)	(126,330)
Selling and marketing expenses	(167,253)	(144,098)
Bad debt expense	(66,853)	(88,276)
Texas residential enrolment and collections impairment	4,900	34,500
Amortization included in cost of sales	1,654	2,103
Strategic Review costs	7,791	-
Other income	22,644	5,171
Loss attributable to non-controlling interest	47	145
Base EBITDA	$111,205	$129,292

11.

For the three months ended December 31, 2019, Base EBITDA amounted to $38.0 million, a decrease of 34% from $57.1 million in the prior comparable quarter, driven by a decline in gross margin as well as higher commission expense due to the ramp-up of the amortization of previously capitalized residential customer acquisition costs.

Gross margin decreased by 13% to $142.5 million for the three months ended December 31, 2019, primarily due to a decline in the residential customer base. The decline in the Company’s residential customer base is primarily a result of a shift in focus of the Company to reduce non-paying customers in Texas and to onboard higher quality customers through alternative channels, management’s decision to exit the California and Georgia gas markets, as well as a reduction in the Company’s Canadian customer base due to regulatory restrictions in Alberta and Ontario.

Administrative expenses decreased 5% from the prior comparable quarter. Excluding the impact of the Strategic Review costs of $4.2 million in the quarter, administrative expenses decreased 15% due to savings realized from the restructuring actions that occurred in fiscal 2019 and the impact of additional cost cutting initiatives beginning to take effect. Selling and marketing expenses remained consistent compared to the prior comparable quarter.

Finance costs were $28.2 million, an increase of 24% from the prior comparable quarter, primarily driven by higher interest expense from higher debts and higher interest rates, offset by the partial redemption of the 6.5% convertible bonds compared to the prior comparable quarter.

Bad debt expense was $20.0 million for the three months ended December 31, 2019, a decrease of 61% from $51.4 million recorded for the prior comparable quarter. For the nine months ended December 31, 2019, the bad debt expense was $66.9 million, a decrease of 24% compared with the prior comparable period. The significant decrease in bad debt for the nine months ended December 31, 2019 was a result of improving controls and operational processes associated with the Texas residential enrolment and collections impairment. The Company continues to see improvement in its expected credit loss experience since identifying and closing certain enrolment control gaps previously disclosed by the Company.

For the nine months ended December 31, 2019, sales decreased by 6% to $2.1 billion and gross margin decreased by 4% to $430.2 million. Base EBITDA amounted to $111.2 million for the first nine months of fiscal 2020, a decrease of 14% from $129.3 million in the prior comparable period. The decrease in Base EBITDA is largely attributable to the decline in the residential customer base, lower commercial margins on index-priced products and an increase in selling and marketing expenses due to the ramp-up of the amortization of previously capitalized residential customer acquisition costs partially offset by significantly lower administrative expenses and the second quarter gain in other income on the reduction of the contingent consideration from the Company’s acquisition of the Filter Group and the stronger U.S. dollar.

Administrative expenses decreased 4% from $126.3 million to $121.9 million for the nine months ended December 31, 2019. Excluding the impact of the Strategic Review costs of $7.8 million during the first nine months of fiscal 2020, administrative expenses decreased 10% due to savings realized from the restructuring actions that occurred in fiscal 2019 as well as and the impact of additional cost cutting initiatives. Selling and marketing expenses increased 16% compared to the prior comparable period due to the increased residential commission costs to acquire new customers in certain channels as well as the ramp-up of the amortization of previously capitalized residential customer acquisition costs, partially offset by a $1.9 million reduction in non-commission selling expenses.

For more information on the changes in the results from operations, please refer to “Gross margin” on page 23 and “Administrative expenses” and “Selling and marketing expenses”, which are further explained on pages 25 and 26.

12.

EMBEDDED GROSS MARGIN

Management’s estimate of the future EGM is as follows:

(millions of dollars)
	As at	As at	Dec. 31 vs.	As at	2019 vs.
	Dec. 31,	Sept. 30,	Sept. 30,	Dec. 31,	2018
	2019	2019	variance	2018	variance
Commodity embedded gross margin	$1,804.8	$1,852.5	(3)%	$2,072	(13)%
VAPS embedded gross margin	35.0	39.5	(11)%	46.0	(24)%
Total embedded gross margin	$1,839.8	$1,892.0	(3)%	$2,118.0	(13)%

Management’s estimate of the total future EGM for continuing operations within its customer contracts amounted to $1,839.8 million as at December 31, 2019, a decrease of 13% compared to the EGM as at December 31, 2018. The EGM decreased by 3% compared to the EGM as at September 30, 2019. Both decreases in the commodity EGM are due to the decline in the North American Consumer commodity customer base.

EGM indicates the margin expected to be realized over the next five years from existing customers. It is intended only as a directional measure for future gross margin. It is not discounted to present value nor is it intended to consider administrative and other costs necessary to realize this margin. As the mix of customers continues to reflect a higher proportion of Commercial volume, the EGM may, depending on currency rates, grow at a slower pace than customer growth; however, the underlying costs necessary to realize this margin will also decline.

Just Energy’s results for the fiscal periods reported throughout this MD&A have been adjusted to reflect continuing operation results and figures.

13.

Funds from continuing operations
For the three months ended December 31
(thousands of dollars)
	Fiscal 2020	Fiscal 2019
Cash inflow (outflow) from operating activities	$(63,248)	$17,137
Add (subtract):
Changes in working capital	61,062	(62,365)
Change in fair value of Filter Group contingent consideration	-	5,462
Loss attributable to non-controlling interest	13	34
Discontinued operations	9,478	39,435
Tax adjustment	(1,003)	(989)
Funds from continuing operations	$6,302	$(1,286)
Less: Maintenance capital expenditures	(580)	(1,984)
Base Funds from continuing operations	$5,722	$(3,270)

Gross margin per unaudited interim condensed consolidated financial statements	$142,484	$164,461
Add (subtract):
Administrative expenses	(39,616)	(41,921)
Selling and marketing expenses	(51,270)	(51,706)
Bad debt expense excluding Texas residential enrolment and collections impairment	(19,996)	(16,853)
Lease inducements	(28)	(28)
Texas residential enrolment and collections impairment	-	(34,500)
Current income tax expense	(2,905)	(4,075)
Adjustment required to reflect net cash receipts from gas sales	(1,259)	(1,236)
Amortization included in cost of sales	527	591
Restructuring costs	-	(2,746)
Other income, net	1,649	2,499
Financing charges, non-cash	5,008	4,393
Finance costs	(28,178)	(22,762)
Other non-cash adjustments	(127)	2,563
Loss attributable to non-controlling interest	13	34
Funds from continuing operations	$6,302	$(1,286)
Less: Maintenance capital expenditures	(580)	(1,984)
Base Funds from continuing operations	$5,722	$(3,270)
Base Funds from continuing operations payout ratio	0%	755%
Dividends/distributions
Dividends on common shares	$-	$18,662
Dividends on preferred shares	-	2,477
Distributions for share-based awards	-	295
Total dividends/distributions	$-	$21,434

14.

Funds from continuing operations
For the nine months ended December 31
(thousands of dollars)
	Fiscal 2020	Fiscal 2019
Cash inflow (outflow) from continuing operations	$8,135	$(62,370)
Add (subtract):
Changes in working capital	(27,273)	54,357
Change in fair value of Filter Group contingent consideration	(7,091)	5,462
Loss attributable to non-controlling interest	47	145
Discontinued operations	58,242	46,235
Tax adjustment	2,950	9,526
Funds from continuing operations	$35,010	$53,355
Less: Maintenance capital expenditures	(1,956)	(7,853)
Base Funds from continuing operations	$33,054	$45,502

Gross margin per unaudited interim condensed consolidated financial statements	$430,160	$446,077
Add (subtract):
Administrative expenses	(121,885)	(126,330)
Selling and marketing expenses	(167,253)	(144,098)
Bad debt expense excluding Texas residential enrolment and collections impairment	(61,953)	(53,776)
Current income tax expense	(6,417)	(2,165)
Adjustment required to reflect net cash receipts from gas sales	7,033	8,470
Texas residential enrolment and collections impairment	(4,900)	(34,500)
Amortization included in cost of sales	1,654	2,103
Restructuring costs	-	(5,982)
Lease inducements	(83)	(83)
Other income	22,644	5,171
Financing charges, non-cash	16,138	13,838
Finance costs	(80,175)	(59,198)
Other non-cash adjustments	-	3,683
Loss attributable to non-controlling interest	47	145
Funds from continuing operations	$35,010	$53,355
Less: Maintenance capital expenditures	(1,956)	(7,853)
Base Funds from continuing operations	$33,054	$45,502
Base Funds from continuing operations payout ratio	77%	145%
Dividends/distributions
Dividends on common shares	$18,714	$55,868
Dividends on preferred shares	6,622	8,895
Distributions for share-based awards	23	1,263
Total dividends/distributions	$25,359	$66,026

Base FFO for the three months ended December 31, 2019 was $5.7 million, an increase of 275% compared with Base FFO of negative $3.3 million for the prior comparable quarter, driven by improvements in customer collections and lower maintenance capital expenditure, partially offset by higher Strategic Review and financing costs.

For the nine months ended December 31, 2019, Base FFO was $33.1 million, a decrease of 27% from the prior comparable period. The decrease in Base FFO is largely attributable to the increase in various expenses including bad debts, selling expense, Strategic Review costs and financing costs, offset by lower maintenance capital expenditure, improvements in customer collections and the $15.2 million gain on the reduction of the contingent consideration from the Company’s acquisition of Filter Group.

15.

Dividends and distributions for the three months ended December 31, 2019 were $nil, down 100% from the prior comparable quarter. For the nine months ended December 31, 2019, dividends and distributions were $25.4 million, a decrease of 62% compared to $66.0 million reported for the nine months ended December 31, 2018. The decrease in the three- and nine-month period dividends and distributions was a result of the Company’s decision to suspend its dividend on common shares after the first quarter of fiscal 2020 and the more recent payment suspension on the preferred shares. The payout ratio on Base FFO was 0% for the three months ended December 31, 2019. For the nine months ended December 31, 2019, the payout ratio on Base FFO was 77%, compared with 145% in the prior comparable period. The decline in the payout ratio for the nine months ended December 31, 2019 is primarily a result of the lower Base FFO described above, as well as the suspension of the preferred share dividend in the third quarter of fiscal 2020.

Summary of quarterly results for continuing operations
(thousands of dollars, except per share amounts)
	Q3	Q2	Q1	Q4
	Fiscal 2020	Fiscal 2020	Fiscal 2020	Fiscal 2019
Sales	$658,521	$768,440	$670,165	$797,409
Gross margin	142,484	155,384	132,292	172,430
Administrative expenses	39,616	41,466	40,803	35,019
Selling and marketing expenses	51,270	54,279	61,704	62,685
Restructuring costs	-	-	-	10,096
Finance costs	28,178	28,451	23,546	28,847
Profit (loss) for the period from continuing operations	29,336	83,581	(269,971)	(53,731)
Loss for the period from discontinued operations, net	6,293	(9,809)	(5,189)	(78,246)
Profit (loss) for the period	35,629	73,772	(275,160)	(131,977)
Earnings (loss) for the period from continuing operations per share – basic	0.18	0.55	(1.82)	(1.56)
Earnings (loss) for the period from continuing operations per share – diluted	0.16	0.45	(1.82)	(1.56)
Dividends/distributions paid	-	3,289	22,070	22,004
Base EBITDA from continuing operations	37,950	49,069	24,185	63,388
Base Funds from continuing operations	5,722	25,960	1,370	18,534
Payout ratio on Base Funds from continuing operations	0%	13%	1,611%	119%

16.

	Q3	Q2	Q1	Q4
	Fiscal 2019	Fiscal 2019	Fiscal 2019	Fiscal 2018
Sales	$734,205	$804,309	$702,515	$750,777
Gross margin	164,461	149,021	132,594	144,468
Administrative expenses	41,921	44,478	39,931	33,299
Selling and marketing expenses	51,706	50,427	41,965	52,714
Restructuring costs	2,746	1,319	1,917	-
Finance costs	22,762	20,123	16,313	7,447
Profit (loss) for the period from continuing operations	42,571	(54,335)	(64,028)	260,074
Profit for the period from discontinued operations, net	(90,156)	32,885	22,605	5,699
Profit (loss) for the period	(47,585)	(21,450)	(41,423)	265,773
Earnings (loss) for the period from continuing operations per share – basic	0.27	(0.38)	(0.45)	1.76
Earnings (loss) for the period from continuing operations per share – diluted	0.25	(0.38)	(0.45)	1.37
Dividends/distributions paid	21,434	22,330	22,261	21,555
Base EBITDA from continuing operations	57,105	37,380	34,807	68,854
Base Funds from continuing operations	(3,270)	25,022	23,750	24,287
Payout ratio on Base Funds from continuing operations	755%	89%	94%	89%

Just Energy’s results reflect seasonality, as electricity consumption is slightly greater in the first and second quarters (summer quarters) and gas consumption is significantly greater during the third and fourth quarters (winter quarters). Electricity and gas customers currently represent 78% and 22%, of the commodity customer base, respectively. Since consumption for each commodity is influenced by weather, Just Energy believes the annual quarter over quarter comparisons are more relevant than sequential quarter comparisons.

Analysis of the third quarter

Sales decreased 10% to $658.5 million for the three months ended December 31, 2019 from $734.2 million recorded in the third quarter of fiscal 2019. The gross margin decreased by 13% to $142.5 million for the three months ended December 31, 2019, primarily due to a decline in the residential customer base. The decline in the Company’s residential customer base is primarily a result of a shift in focus of the Company to reduce non-paying customers in Texas and to onboard higher quality customers through alternative channels, management’s decision to exit the California and Georgia gas markets, as well as a reduction in the Company’s Canadian customer base due to regulatory restrictions in Alberta and Ontario.

Administrative expenses decreased 5% from the prior comparable quarter. Excluding the impact of the Strategic Review costs of $4.2 million in the quarter, administrative expenses decreased 15% due to savings realized from the restructuring actions that occurred in fiscal 2019 and the impact of additional cost cutting initiatives beginning to take effect. Overall, selling and marketing expenses remained consistent compared to the prior comparable quarter; non-commission selling expenses for the quarter was down $1.9 million, offset by an increase in the amortization of commission selling expenses.

Finance costs for the three months ended December 31, 2019 amounted to $28.2 million, an increase of 24% from $22.8 million reported for the three months ended December 31, 2018, primarily driven by interest expense from higher debts and higher interest rates, offset by the partial redemption of the 6.5% convertible bonds.

The change in fair value of derivative instruments and other resulted in a non-cash gain of $37.0 million for the three months ended December 31, 2019, compared to a non-cash gain of $62.9 million in the prior comparable quarter, as market prices relative to Just Energy’s future electricity supply contracts increased by an average of $0.24/MWh while the future gas contracts decreased by an average of $0.02/GJ. Just Energy ensures that customer margins are protected by entering into fixed-price supply contracts. Under IFRS, the customer contracts are not marked to market; however, there is a requirement to mark to market the future supply contracts.

17.

Profit for the three months ended December 31, 2019 was $29.3 million, representing earnings per share of $0.18 on a basic and $0.16 on a diluted basis, respectively. For the prior comparable quarter, the profit was $42.6 million, representing earnings per share of $0.27 on a basic and $0.25 on a diluted basis, respectively.

Base EBITDA was $38.0 million, a decrease of 34% as compared to the prior comparable quarter due to a decline in gross margin as well as higher commission expense due to the ramp-up of the amortization of previously capitalized residential customer acquisition costs. The Base EBITDA for the three months ended December 31, 2018 excludes restructuring costs recorded in the quarter and the impact from the Texas residential enrolment and collections impairment.

Base FFO was $5.7 million for the third quarter of fiscal 2020, down 275% compared to $3.3 million in the prior comparable quarter driven by improvements in customer collections and lower maintenance capital expenditure, partially offset by higher Strategic Review and financing costs.

Dividends and distributions paid were $nil, for the three months ended December 31, 2019, a decrease of 100% from the prior comparable quarter in fiscal 2019, reflecting the suspension of the dividend on common shares and the more recent payment suspension on the preferred shares. The payout ratio on Base FFO for the quarter ended December 31, 2019 was 0%, compared with 755% in the prior comparable quarter. The change in the payout ratio for the three months ended December 31, 2019 is a result of the common and preferred share dividend suspension during fiscal 2020.

Just Energy’s results for the comparative fiscal period have been restated to reflect the removal of discontinued operations as described in Note 11 of the Interim Financial Statements.

Segmented Base EBITDA[1]
For the three months ended December 31
(thousands of dollars)
	Fiscal 2020
	Consumer	Commercial	Corporate and shared services	Consolidated
Sales	$390,757	$267,764	$-	$658,521
Cost of sales	(281,787)	(234,250)	-	(516,037)
Gross margin	108,970	33,514	-	142,484
Add (subtract):
Administrative expenses	(8,241)	(5,061)	(26,314)	(39,616)
Selling and marketing expenses	(32,377)	(18,893)	-	(51,270)
Bad debt expense	(17,565)	(2,431)	-	(19,996)
Amortization included in cost of sales	527	-	-	527
Strategic Review costs	-	-	4,159	4,159
Other expenses, net	2,175	(526)	-	1,649
Loss attributable to non-controlling interest	13	-	-	13
Base EBITDA from continuing operations	$53,502	$6,603	$(22,155)	$37,950

18.

	Fiscal 2019
	Consumer	Commercial	Corporate and shared services	Consolidated
Sales	$461,161	$273,044	$-	$734,205
Cost of sales	(334,790)	(234,954)	-	(569,744)
Gross margin	126,371	38,090	-	164,461
Add (subtract):
Administrative expenses	(9,541)	(8,731)	(23,649)	(41,921)
Selling and marketing expenses	(34,425)	(17,281)	-	(51,706)
Bad debt expense	(48,581)	(2,772)	-	(51,353)
Texas residential enrolment and collections impairment	34,500	-	-	34,500
Amortization included in cost of sales	591	-	-	591
Other expenses, net	2,463	36	-	2,499
Loss attributable to non-controlling interest	34	-	-	34
Base EBITDA from continuing operations	$71,412	$9,342	$(23,649)	$57,105

Segmented Base EBITDA[1]
For the nine months ended December 31
(thousands of dollars)
	Fiscal 2020
	Consumer	Commercial	Corporate and shared services	Consolidated
Sales	$1,274,964	$822,162	$-	$2,097,126
Cost of sales	(944,023)	(722,943)	-	(1,666,966)
Gross margin	330,941	99,219	-	430,160
Add (subtract):
Administrative expenses	(28,765)	(17,740)	(75,380)	(121,885)
Selling and marketing expenses	(108,755)	(58,498)	-	(167,253)
Bad debt expense	(61,598)	(5,255)	-	(66,853)
Texas residential enrolment and collections impairment	4,900	-	-	4,900
Amortization included in cost of sales	1,654	-	-	1,654
Strategic Review costs	-	-	7,791	7,791
Other income, net	23,059	(415)	-	22,644
Loss attributable to non-controlling interest	47	-	-	47
Base EBITDA from continuing operations	$161,483	$17,311	$(67,589)	$111,205

19.

	Fiscal 2019
	Consumer	Commercial	Corporate and shared services	Consolidated
Sales	$1,400,436	$840,593	$-	$2,241,029
Cost of sales	(1,069,605)	(725,347)	-	(1,794,952)
Gross margin	330,831	115,246	-	446,077
Add (subtract):
Administrative expenses	(30,750)	(22,314)	(73,266)	(126,330)
Selling and marketing expenses	(92,886)	(51,212)	-	(144,098)
Bad debt expense	(83,495)	(4,781)	-	(88,276)
Texas residential enrolment and collections impairment	34,500	-	-	34,500
Amortization included in cost of sales	2,103	-	-	2,103
Other income, net	5,109	62	-	5,171
Loss attributable to non-controlling interest	145	-	-	145
Base EBITDA from continuing operations	$165,557	$37,001	$(73,266)	$129,292

1 The segment definitions are provided on page 7.

Base EBITDA for the three months ended December 31, 2019 was $38.0 million, down from $57.1 million recorded in the prior comparable quarter. The Consumer segment contributed $53.5 million to Base EBITDA for the three months ended December 31, 2019, a decrease of 25% from $71.4 million in the prior comparable quarter, primarily due to a decline in the residential customer base and the dropping of non-paying customers in Texas resulting in a decrease in sales revenue. The Commercial segment contributed $6.6 million to Base EBITDA, a decrease of 29% from the prior comparable quarter, when the segment contributed $9.3 million due to decreases in the Company’s Canadian markets gross margin resulting from lower pricing, and competitive pressures on pricing in the U.S. market, partially offset by margin optimization actions as well as improved cost management.

For the nine months ended December 31, 2019, Base EBITDA was $111.2 million, a decrease of 14% from $129.3 million recorded in the prior comparable period. The Consumer segment contributed $161.5 million to Base EBITDA for the nine months ended December 31, 2019, a decrease of 2% from $165.6 million reported for the nine months ended December 31, 2018, due to a decline in the residential customer base and the dropping of non-paying customers in Texas resulting in a 9% decrease in sales revenue, offset by a $15.2 million gain on the reduction of the contingent consideration from the Company’s acquisition of Filter Group. The Commercial segment contributed $17.3 million to Base EBITDA, a 53% decrease from the prior comparable period, when the segment contributed $37.0 million. The decrease in Base EBITDA of the Commercial segment is primarily due to decreases in the Company’s Canadian markets gross margin resulting from lower pricing, and competitive pressures on pricing in the U.S. market, partially offset by margin optimization actions as well as improved cost management.

20.

Customer aggregation

CUSTOMER SUMMARY

	As at	As at
	Dec. 31,	Dec. 31,	% increase
	2019	2018	(decrease)

Consumer	1,039,000	1,257,000	(17)%
Commercial	120,000	107,000	12%
Total customer count	1,159,000	1,364,000	(15)%

As at December 31, 2019, the total customer count decreased 15% to 1,159,000 compared to the prior comparable quarter, excluding discontinued operations. The decline in customers is a result of the Company’s focus on renewing and signing higher quality and long-lasting customers as well as the natural attrition of the customer base. The customer count captures customers with a distinct service address.

COMMODITY RCE SUMMARY

	Oct. 1,			Failed to	Dec. 31,	% Increase	Dec. 31,	% Increase
	2019	Additions	Attrition	renew	2019	(decrease)	2018	(decrease)
Consumer
Gas	357,000	9,000	(17,000)	(6,000)	343,000	(4)%	466,000	(26)%
Electricity	915,000	46,000	(55,000)	(10,000)	896,000	(2)%	1,010,000	(11)%
Total Consumer RCEs	1,272,000	55,000	(72,000)	(16,000)	1,239,000	(3)%	1,476,000	(16)%
Commercial
Gas	437,000	29,000	(8,000)	(10,000)	448,000	3%	432,000	4%
Electricity	1,791,000	136,000	(53,000)	(46,000)	1,828,000	2%	1,793,000	2%
Total Commercial RCEs	2,228,000	165,000	(61,000)	(56,000)	2,276,000	2%	2,225,000	2%
Total RCEs	3,500,000	220,000	(133,000)	(72,000)	3,515,000	-	3,701,000	(5)%

Just Energy’s total RCE base is 3.5 million. Gross RCE additions for the quarter ended December 31, 2019 were 220,000, compared to 217,000 for the third quarter of fiscal 2019, reflecting the transition from a purely RCE driven focus to a greater focus on attracting and retaining strong-fit customers that will drive greater profitability. Net additions were positive 15,000 for fiscal 2020, compared with a negative 23,000 net RCE additions in the third quarter of fiscal 2019.

Consumer RCE additions amounted to 55,000 for the quarter ended December 31, 2019, a 46% decrease from the corresponding quarter ended December 31, 2018, primarily driven by a greater emphasis on attracting and retaining strong-fit customers that will drive greater profitability and the natural attrition in response to the pricing actions implemented in fiscal 2019. Consumer failed to renew RCEs for the three months ended December 31, 2019 decreased 41% to 16,000 RCEs due to improved retention offerings, including the Perks Points loyalty program. As of December 31, 2019, the U.S. and Canadian operations accounted for 81% and 19% of the Consumer RCE base, respectively.

Commercial RCE additions were 165,000 for the three months ended December 31, 2019, a 43% increase over the prior comparable quarter of fiscal 2019 due to improved retention offerings. Commercial failed to renew RCEs for the three months ended December 31, 2019 of 56,000 RCEs decreased 16% from the corresponding quarter in fiscal 2019. As of December 31, 2019, the U.S. and Canadian operations accounted for 73% and 27% of the Commercial RCE base, respectively.

Overall, as of December 31, 2019, the U.S. and Canadian operations accounted for 78% and 22% of the RCE base, respectively, compared to 76% and 24%, respectively, as of December 31, 2018.

21.

COMMODITY RCE ATTRITION

	Trailing 12 months	Trailing 12 months
	ended Dec. 31,	ended Dec. 31,
	2019	2018

Consumer	25%	22%
Commercial	9%	6%
Total attrition	16%	13%

The increase in the attrition rates is primarily a result of the drop of customers from the portfolio that were historically able to exploit the Company’s enrolment controls. The increase also reflects a competitive market for renewals with competitors pricing aggressively and Just Energy’s focus on improving retained customers’ profitability. The Company expects the attrition rates to subside and be in line with historical lower levels during early fiscal 2021.

COMMODITY RCE RENEWALS

	Trailing 12 months	Trailing 12 months
	ended Dec. 31,	ended Dec. 31,
	2019	2018

Consumer	72%	70%
Commercial	54%	47%
Total renewals	59%	57%

The Just Energy renewal process is a multifaceted program that aims to maximize the number of customers who choose to renew their contract prior to the end of their existing contract term. Efforts to renew customers begin up to 15 months in advance. Overall, the renewal rate was 59% for the trailing 12 months ended December 31, 2019, up from 57% for the trailing 12 months ended December 31, 2018. The Consumer renewal rate increased to 72%, and the Commercial renewal rate increased by seven percentage points to 54% as compared to the trailing 12 months ended December 31, 2018. The increase in the overall renewal rate was driven by improved retention offerings.

ENERGY CONTRACT RENEWALS
This table shows the percentage of customers up for renewal in the following fiscal periods:

	Consumer		Commercial
	Gas	Electricity	Gas	Electricity
Remainder of fiscal 2020	5%	5%	6%	7%
Fiscal 2021	24%	32%	23%	29%
Fiscal 2022	25%	26%	24%	25%
Fiscal 2023	16%	19%	27%	23%
Beyond fiscal 2024	30%	18%	20%	16%
Total	100%	100%	100%	100%
Note: All month-to-month customers, who represent 798,000 RCEs, are excluded from the table above.

22.

Gross margin
For the three months ended December 31
(thousands of dollars)
	Fiscal 2020			Fiscal 2019
	Consumer	Commercial	Total	Consumer	Commercial	Total
Gas	$38,068	$6,792	$44,860	$44,936	$8,199	$53,135
Electricity	70,902	26,722	97,624	81,435	29,891	111,326
	$108,970	$33,514	$142,484	$126,371	$38,090	$164,461
Decrease	(14)%	(12)%	(13)%

For the nine months ended December 31
(thousands of dollars)
	Fiscal 2020			Fiscal 2019
	Consumer	Commercial	Total	Consumer	Commercial	Total
Gas	$65,410	$9,915	$75,325	$85,797	$17,120	$102,917
Electricity	265,531	89,304	354,835	245,034	98,126	343,160
	$330,941	$99,219	$430,160	$330,831	$115,246	$446,077
Decrease	-	(14)%	(4)%

CONSUMER SEGMENT

Gross margin for the three months ended December 31, 2019 for the Consumer segment was $109.0 million, a decrease of 14% from $126.4 million recorded in the prior comparable quarter. For the nine months ended December 31, 2019, gross margin for the Consumer segment was $330.9 million, consistent with the gross margin for the nine months ended December 31, 2018. The gross margin earned in Texas during the three months ended December 31, 2019 decreased primarily due to a decline in sales in the residential customer base.

Average realized gross margin for the Consumer segment for the rolling 12 months ended December 31, 2019 was $301/RCE, representing a 28% increase from $216/RCE reported in the prior comparable quarter. The increase is primarily attributable to improved margin optimization. The gross margin/RCE value includes an adjustment for bad debt expense in applicable markets.

Gas

Gross margin from gas customers in the Consumer segment was $38.1 million for the three months ended December 31, 2019, a decrease of 15% from $44.9 million recorded in the prior comparable quarter. For the nine months ended December 31, 2019, the gross margin contribution from the gas markets decreased by 24% from the prior comparable period to $65.4 million as a result of the decline in the RCE customer base. The decrease in gross margin for the three and nine months ended December 31, 2019 was driven by lower margin on index priced products.

Electricity

Gross margin from electricity customers in the Consumer segment was $70.9 million for the three months ended December 31, 2019, a 13% decrease from $81.4 million recorded in the prior comparable quarter. For the nine months ended December 31, 2019, gross margin from electricity markets increased 8% to $265.5 million. This was primarily the result of lower hedged supply costs in Texas, offset by reduction in the RCE customer base.

COMMERCIAL SEGMENT

Gross margin for the Commercial segment was $33.5 million for the three months ended December 31, 2019, a decrease of 12% from $38.1 million recorded in the prior comparable quarter. For the nine months ended December 31, 2019, gross margin for the Commercial segment was $99.2 million, a decrease of 14% from $115.2 million recorded for the nine months ended December 31, 2018. Gross margin has decreased in the Company’s Canadian markets from lower pricing and competitive pressures on pricing in the U.S. market, partially offset by margin optimization actions as well as improved cost management.

23.

Average realized gross margin for the rolling 12 months ended December 31, 2019 was $92/RCE, a decrease of 4% from the $95/RCE reported in the prior comparable period. The gross margin per RCE value includes an adjustment for bad debt expense in markets where Just Energy has customer credit risk.

Gas

Gas gross margin for the Commercial segment was $6.8 million for the three months ended December 31, 2019, a decrease of 17% from $8.2 million recorded in the prior comparable quarter. For the nine months ended December 31, 2019, the gross margin contribution from the gas markets decreased by 42% from the prior comparable period to $9.9 million. The decrease in gross margin for the three and nine months ended December 31, 2019 was driven by lower margin on index-priced products.

Electricity

The Commercial segment’s electricity gross margin for the three months ended December 31, 2019 was $26.7 million, a decrease of 11% from $29.9 million recorded in the prior comparable quarter. Gross margin from the Commercial electricity markets for the nine months ended December 31, 2019 was $89.3 million, a decrease of 9% from $98.1 million recorded in the nine months ended December 31, 2018. The gross margin for both the three and nine months ended December 31, 2019 decreased from the prior comparable periods primarily due to lower margin on index-priced products and lower customer counts, partly offset by lower supply costs.

GROSS MARGIN ON NEW AND RENEWING CUSTOMERS

The table below depicts the annual margins on contracts for Consumer and Commercial customers signed during the quarter. This table reflects the gross margin (sales price less costs of associated supply) earned on new additions and renewals, including both brown commodities and JustGreen supply. The gross margin/RCE value includes an appropriate allowance for bad debt expense in applicable markets.

Annual gross margin per RCE
	Q3 Fiscal	Number of	Q3 Fiscal	Number of
	2020	RCEs	2019	RCEs

Consumer customers added or renewed	$273	126,000	$344	170,000
Consumer customers lost	307	122,000	291	129,000
Commercial customers added or renewed[1]	65	114,000	77	157,000
Commercial customers lost	78	70,000	68	97,000
[1]Annual gross margin per RCE excludes margins from Interactive Energy Group and large Commercial and Industrial customers.

For the three months ended December 31, 2019, the average gross margin per RCE for the customers added or renewed by the Consumer segment was $273/RCE, a decrease of 21% from $344/RCE in the prior comparable period. The decrease in gross margin on Consumer customers added and renewed is a result of more competitive pricing. The average gross margin per RCE for the Consumer customers lost during the three months ended December 31, 2019 was $307/RCE, an increase from $291/RCE as a result of attrition in response to the margin optimization implemented in fiscal 2019, while customers in the prior period were dropping at lower margin rate.

24.

For the Commercial segment, the average gross margin per RCE for the customers signed during the three months ended December 31, 2019 was $65/RCE, a decrease of 15% from $77/RCE in the prior comparable period. Customers lost through attrition and failure to renew during the three months ended December 31, 2019 were at an average gross margin of $78/RCE, an increase from $68/RCE reported in the prior comparable period of 15%. This increase is a result of the natural attrition in response to the margin optimization implemented in fiscal 2019 and competitive pricing pressures in North America.

Just Energy’s results for the prior fiscal periods reported below have been adjusted to reflect continuing operation results and figures.

VAPS other income

As at December 31, 2019, the Company has recognized $nil related to the potential earn-out payments over the next three years relating to the Filter Group acquisition. The change in fair value of the contingent consideration from $29.1 million at March 31, 2019 to $nil at December 31, 2019 results in a gain of $29.1 million for the nine months ended December 31, 2019, reported in other income (expenses) in the Interim Financial Statements. As the contingent consideration does not meet the definition of equity, it is carried at fair value through profit or loss and is revalued at each reporting period. Significant assumptions affecting the measurement of contingent consideration each quarter include the Just Energy share price and the performance of Filter Group. Each quarter, the contingent consideration is revalued.

The reduction in the Filter Group contingent consideration at December 31, 2019 was a result of the business not achieving its 12-month EBITDA earn-out target for the fiscal year ended September 30, 2019, coupled with a reduced forecasted EBITDA, a reduction in the trading price of the shares of Just Energy and a reduction in Just Energy’s dividend yield. Filter Group sales and customer additions are lower than forecasted at the date of acquisition as a result of the Company’s focus on cost reduction efforts and the Strategic Review process.

Overall consolidated results

ADMINISTRATIVE EXPENSES
(thousands of dollars)
	Three months	Three months		Nine months	Nine months
	ended	ended	%	ended	ended	%
	Dec. 31,	Dec. 31,	increase	Dec. 31,	Dec. 31,	increase
	2019	2018	(decrease)	2019	2018	(decrease)
Consumer	$8,241	$9,541	(14)%	$28,765	$30,750	(6)%
Commercial	5,061	8,731	(42)%	17,740	22,314	(20)%
Corporate and shared services	26,314	23,649	11%	75,380	73,266	3%
Total administrative expenses	$39,616	$41,921	(5)%	$121,885	$126,330	(4)%

Administrative expenses decreased by 5% from $41.9 million to $39.6 million in the three months ended December 31, 2019 as compared to fiscal 2019. The Consumer segment’s administrative expenses were $8.2 million for the three months ended December 31, 2019, a decrease of 14% from $9.5 million recorded in the prior comparable quarter. The Commercial segment’s administrative expenses were $5.1 million for the third quarter of fiscal 2020, a 42% decrease from $8.7 million reported for the prior comparable quarter. The decrease in the Consumer and Commercial administrative expenses, for the three months ended December 31, 2019 is a result of savings realized from the restructuring actions that occurred in fiscal 2019 as well as the impact of additional cost cutting initiatives. Corporate expenses excluding $4.2 million related to the Strategic Review process were $22.1 million or a decrease of 7% over the previous quarter as a result of cost savings realized from restructuring actions that occurred in fiscal 2019 as well as additional cost cutting initiatives.

25.

Administrative expenses decreased by 4% to $121.9 million for the nine months ended December 31, 2019 from $126.3 million recorded in the prior comparable period. Consumer and Commercial administrative expenses for the nine months ended December 31, 2019 were $28.8 million and $17.7 million, a decrease of 6% and 20% from the prior comparable period, respectively. Corporate expenses increased 3% to $75.4 million for the nine months ended December 31, 2019 to support talent acquisition and retention. Overall, administrative expenses decreased due to savings realized from the restructuring actions that occurred in fiscal 2019 as well as the impact of additional cost cutting initiatives.

SELLING AND MARKETING EXPENSES
(thousands of dollars)
	Three months	Three months		Nine months	Nine months
	ended	ended	%	ended	ended	%
	Dec. 31,	Dec. 31,	increase	Dec. 31,	Dec. 31,	increase
	2019	2018	(decrease)	2019	2018	(decrease)
Consumer	$32,377	$34,425	(6)%	$108,755	$92,886	17%
Commercial	18,893	17,281	9%	58,498	51,212	14%
Total selling and marketing expenses	$51,270	$51,706	(1)%	$167,253	$144,098	16%

Selling and marketing expenses, which consist of commissions paid to internal and external sales agents, brokers and sales and marketing partners, as well as sales-related corporate costs, were $51.3 million for the three months ended December 31, 2019, down by 1% from $51.7 million in the third quarter of fiscal 2019. Overall, the decrease is a result of savings in sales overhead and partner costs.

The selling and marketing expenses for the Consumer segment were $32.4 million in the three months ended December 31, 2019, a 6% decrease as compared to the prior comparable period, due to lower customer additions driven by the Company’s focus to sign strong-fit customers.

The Commercial segment’s expenses were $18.9 million for the three months ended December 31, 2019, up 9% from $17.3 million recorded in the prior comparable quarter, as a result of increased commission costs to acquire new customers in certain channels.

For the nine months ended December 31, 2019, selling and marketing expenses were $167.3 million, a 16% increase as compared to $144.1 million in the prior comparable period. The Consumer segment’s selling and marketing expenses were up 17% to $108.8 million compared to $92.9 million for the nine months ended December 31, 2018. Selling and marketing expenses for the Commercial segment were $58.5 million for the nine months ended December 31, 2019, up 14% from $51.2 million recorded in the prior comparable period. The increase of selling expenses, offset by capitalization of certain upfront incremental customer acquisition costs during the three and nine months ended December 31, 2019, was a result of increased commission costs to acquire new customers through a different channel mix and ramp-up of the amortization of previously capitalized customer acquisition costs.

26.

The aggregation costs per customer for the last 12 months for Consumer customers signed by sales agents and Commercial customers signed by brokers were as follows:

	Fiscal 2020		Fiscal 2019
Consumer	$299	/RCE	$218	/RCE
Commercial	$55	/RCE	$42	/RCE

The average customer acquisition cost for the Consumer segment was $299/RCE for the trailing 12 months ended December 31, 2019, an increase from $218/RCE reported in the prior comparable period. The increase in the customer acquisition cost per RCE paid over the 12-month period compared to the prior year is a result of the increase in spending on the Company’s online platforms, digital marketing channels and customer loyalty points program as well as a ramp-up of amortization of previously capitalized acquisition costs.

The $55 average acquisition cost for Commercial segment customers is based on the expected average annual cost for the respective customer contracts. Commercial broker contracts are paid further commissions averaging $55 per year for each additional year that the customer flows. As at December 31, 2018, the average aggregation cost for commercial brokers was $42/RCE. The lower cost in the prior comparable quarter is a function of broker commissions being a percentage of lower margins.

BAD DEBT EXPENSE

In Alberta, Texas, Illinois (gas), California and Ohio (electricity), Just Energy assumes the credit risk associated with the collection of customer accounts. Credit review processes have been established to manage the customer default rate. Management factors default from credit risk into its margin expectations for all of the above-noted markets.

Bad debt expense is included in the Interim Financial Statements as other operating expenses. Bad debt expense was $20.0 million for the three months ended December 31, 2019, a decrease of 61% from $51.4 million recorded for the prior comparable quarter. For the nine months ended December 31, 2019, bad debt expense was $66.9 million, a decrease of 24% from $88.3 million recorded for the prior comparable period. The significant decrease in bad debt for the nine months ended December 31, 2019 was a result of improving controls and operational processes associated with the Texas residential enrolment and collections impairment. The Company continues to see improvement in its expected credit loss experience since identifying and closing certain enrolment control gaps previously disclosed by the Company.

FINANCE COSTS

Finance costs for the three months ended December 31, 2019 amounted to $28.2 million, an increase of 24% from $22.8 million recorded during fiscal 2019. For the nine months ended December 31, 2019, finance costs amounted to $80.2 million, an increase of 35% from $59.2 million recorded during the prior comparable period in fiscal 2019. The increase in finance costs during the nine months ended December 31, 2019 was primarily driven by interest expense from higher debts and higher interest rates and the premium and fees associated with the 8.75% loan, offset by the partial redemption of the 6.5% convertible bonds compared to the prior comparable period.

FOREIGN EXCHANGE

Just Energy has exposure to the U.S. dollar as a result of its international operations. Any changes in the applicable exchange rate may result in a decrease or increase in other comprehensive income. For the three and nine months ended December 31, 2019, foreign exchange unrealized loss of $6.3 million and a foreign exchange unrealized gain of $0.2 million, respectively, were reported in other comprehensive income, versus an unrealized gain of $18.2 million and $13.6 million, respectively, reported in fiscal 2019. This fluctuation is a result of the significant increase in the mark to market liability position of the Company’s derivative financial instruments. During the three months ended December 31, 2019, an $11.6 million realized gain was recognized relating to the disposal of the U.K. operations.

27.

Overall, the positive impact from the translation of the U.S.-based operations resulted in an increase of $0.2 million and $0.9 million in Base EBITDA for the three and nine months ended December 31, 2019, respectively.

Just Energy retains sufficient funds in its foreign subsidiaries to support ongoing growth; surplus cash is deployed in Canada, and certain hedges for cross border cash flow are in place. Just Energy has economically hedged between 50% and 100% of forecasted cross border cash flows that are expected to occur within the next 12 months and between 0% and 50% of certain forecasted cross-border cash flows that are expected to occur within the following 13 to 24 months. The level of economic hedging is dependent on the source of the cash flows and the time remaining until the cash repatriation occurs.

PROVISION FOR (RECOVERY OF) INCOME TAXES
(thousands of dollars)
	Three months	Three months	Nine months	Nine months
	ended	ended	ended	ended
	Dec. 31, 2019	Dec. 31, 2018	Dec. 31, 2019	Dec. 31, 2018
Current income tax expense	$2,905	$4,075	$6,417	$2,165
Deferred income tax expense (recovery)	940	(2,386)	(2,813)	4,115
Provision for (recovery of) income taxes	$3,845	$1,689	$3,604	$6,280

Just Energy recorded a current income tax expense of $2.9 million for the three months ended December 31, 2019, versus $4.1 million current income tax expense in the prior comparable quarter. A current income tax expense of $6.4 million and current income tax expense of $2.2 million were recorded for the nine months ended December 31, 2019 and December 31, 2018, respectively. The year-over-year variance is attributable to continued profitability in taxable jurisdictions and the inability to carryback current year losses arising from increased operating and financing costs.

During the three months ended December 31, 2019, a deferred tax expense of $0.9 million was recorded, versus a deferred tax recovery of $2.4 million in the prior comparable quarter. A deferred tax recovery of $2.8 million and deferred tax expense of $4.1 million was recorded for the nine months ended December 31, 2019 and December 31, 2018, respectively. The variance year-over-year is primarily due to the carryforward of current period tax losses to future periods.

Liquidity and capital resources
SUMMARY OF CASH FLOWS
(thousands of dollars)
	Three months	Three months	Nine months	Nine months
	ended	ended	ended	ended
	Dec. 31, 2019	Dec. 31, 2018	Dec. 31, 2019	Dec. 31, 2018
Operating activities	$(63,248)	$17,137	$8,135	$(62,370)
Investing activities	4,756	(18,264)	(17,065)	(39,686)
Financing activities, excluding dividends	46,439	13,170	42,570	127,998
Effect of foreign currency translation	(40)	1,046	(244)	72
Increase in cash before dividends	(12,093)	13,089	33,396	26,014
Dividends (cash payments)	-	(21,414)	(25,335)	(65,975)
Increase (decrease) in cash	(12,093)	(8,325)	8,061	(39,961)
Cash and cash equivalents – beginning of period	30,081	17,225	9,927	48,861
Cash and cash equivalents – end of period	$17,988	$8,900	$17,988	$8,900

28.

OPERATING ACTIVITIES

Cash flow from operating activities for the three months ended December 31, 2019 was an outflow of $63.2 million, compared to an inflow of $17.2 million in the prior comparable quarter. For the nine months ended December 31, 2019, cash flow from operating activities was an inflow of $8.1 million, compared to an outflow of $62.4 million reported for the prior comparable period. The improvements in the operating cash flow in both periods was attributable to the timing of supplier payments as the Company focuses on improving cash management, lower receivables balances in fiscal 2020 from improved collections and lower payments of upfront commissions, and associated customer programs, as the Company continues to focus on optimizing spending.

INVESTING ACTIVITIES

Investing activities for the three months ended December 31, 2019 included purchases of property and equipment and intangible assets totalling $0.2 million and $2.7 million, respectively, compared with $1.5 million and $13.7 million, respectively, in fiscal 2019, offset by the proceeds of $7.7 million from the sale of businesses. Investing activities for the nine months ended December 31, 2019 included purchases of property and equipment and intangible assets totalling $0.8 million and $11.9 million, respectively, compared with $4.1 million and $32.6 million, respectively, in fiscal 2019. The reduction in spending on property and equipment and intangible assets is due to the Company’s focus on its core North American operations and improved cash management strategies, partially offset by the payment of the Company’s deferred consideration for its acquisition of Filter Group in the prior year.

FINANCING ACTIVITIES

Financing activities, excluding dividends, relate primarily to the issuance and repayment of long-term debt. Cash flow from financing activities for the third quarter of fiscal 2020 was an inflow of $46.4 million compared to an outflow of $8.2 million reported in the same quarter last year. The inflow during the three months ended December 31, 2019 is primarily a result of $53.6 million in total draws on the credit facility. In the prior comparable quarter, the Company withdrew $19.0 million, offset by the dividend payment in the quarter for $21.4 million. During the nine months ended December 31, 2019, the cash flow from financing activities was an inflow of $17.2 million compared to an inflow of $62.0 million reported in the prior comparable period, when the company entered into the 8.75% loan.

Just Energy’s liquidity requirements are driven by the delay from the time that a customer contract is signed until cash flow is generated. The elapsed period between the time a customer is signed and receipt of the first payment from the customer varies with each market. The time delays per market are approximately two to nine months. These periods reflect the time required by the various utilities to enroll, flow the commodity, bill the customer and remit the first payment to Just Energy. In Alberta, Texas, Illinois (gas), California and Ohio (electricity), Just Energy receives payment directly.

DIVIDENDS AND DISTRIBUTIONS

As of August 14, 2019, the Board of Directors of the Company suspended the common share dividend. On December 2, 2019, the Board suspended the dividend on its Series A Preferred Shares. During the three months ended December 31, 2019, Just Energy paid $nil cash dividends to its common and preferred shareholders compared to $21.4 million in the prior comparable quarter, as a result of the suspension of the dividends. For the nine months ended December 31, 2019, Just Energy paid $25.4 million, compared to $66.0 million paid in the prior comparable period of fiscal 2019.

Balance sheet as at December 31, 2019, compared to March 31, 2019

Total cash and short-term investments increased from $9.9 million as at March 31, 2019 to $18.0 million as at December 31, 2019. The increase in cash is primarily attributable to the cash savings from the restructuring actions that occurred in fiscal 2019, along with suspension of the Company’s dividends and seasonality of the Company’s operations.

29.

As at December 31, 2019, trade receivables and unbilled revenue amounted to $252.5 million and $151.6 million, respectively, compared to March 31, 2019, when the trade receivables and unbilled revenue amounted to $395.1 million and $277.6 million, respectively. The changes are primarily due to the sale of the U.K. operations.

Trade payables and other decreased from $714.1 million to $523.7 million during the nine months ended December 31, 2019, as a result of the classification of the U.K. operations to discontinued operations, $190.4 million related to the U.K. operations as at March 31, 2019.

Fair value of derivative financial assets and fair value of financial liabilities relate entirely to the financial derivatives. The mark to market gains and losses can result in significant changes in profit and, accordingly, shareholders’ equity from year to year due to commodity price volatility. As Just Energy has purchased this supply to cover future customer usage at fixed prices, management believes that these changes do not impact the long-term financial performance of Just Energy.

Total debt was $774.6 million as at December 31, 2019, up from $725.4 million as at March 31, 2019.The redemptions on the 6.5% convertible bonds and Filter Group financing during the first nine months of fiscal 2020 were offset by the withdrawals on the 8.75% loan and the credit facility during the same period. The total credit facility of $256.4 million was reclassified from non-current to current in fiscal 2020, as it matures on September 1, 2020.

The following table shows selected data from the Interim Financial Statements as at the following periods:

	As at	As at	As at
	Dec. 31,	March 31,	Dec. 31,
	2019	2019	2018
Assets:
Cash	$17,988	$9,927	$8,900
Trade and other receivables	404,124	672,615	706,558
Total fair value of derivative financial assets	121,363	153,767	249,321
Other current assets	140,923	169,240	152,359

Liabilities:
Trade payables and other	523,650	714,110	760,659
Total fair value of derivative financial liabilities	199,731	143,045	91,237
Total long-term debt	774,600	725,372	716,133

Debt and financing for continuing operations
(thousands of dollars)
	As at	As at	As at
	Dec. 31,	March 31,	Dec. 31,
	2019	2019	2018

Just Energy credit facility	$256,371	$201,577	$198,380
Filter Group financing	11,551	17,577	19,390
8.75% loan	254,030	240,094	123,002
6.75% $100M convertible debentures	89,503	87,520	86,898
6.75% $160M convertible debentures	153,199	150,945	150,215
6.5% convertible bonds	11,683	29,483	140,832

30.

The various debt instruments are described as follows:

• A $370.0 million credit facility expiring on September 1, 2020, supported by guarantees and secured by, among other things, a general security agreement and an asset pledge. Credit facility withdrawals amounted to $256.4 million as at December 31, 2019, compared with $201.6 million as at March 31, 2019. In addition, total letters of credit outstanding as at December 31, 2019 amounted to $71.9 million (March 31, 2019 - $94.0 million). The renewal of the facility agreement included an extension for an additional two years to September 1, 2020. On June 28, 2019, the Company exercised its option to access the amounts relating to the accordion agreement as part of the credit facility, which increased the facility from $352.5 million to $370.0 million.

• An 8.99% outstanding loan between HTC and Filter Group. The loan is a result of factoring receivables. Payments on the loan are made monthly as Just Energy receives payment from the customer and will continue up to the end date of the customer contract term on the factored receivable.

• An 8.75% US$250 million non-revolving multi-draw senior unsecured term loan facility with a maturity date of September 2023 was entered into during the second quarter of fiscal 2019, which bears interest at a rate of 8.75% per annum payable semi-annually in arrears on June 30 and December 31. US$193 million was drawn as at March 31, 2019. On July 29, 2019, an additional US$14.0 million was drawn on tranches 2 and 3 from the 8.75% loan.

• A 6.75% $100M senior unsecured subordinated debenture with a maturity date of March 31, 2023 was issued during the fourth quarter of fiscal 2018 for which interest is payable semi-annually in arrears on March 31 and September 30, at a rate of 6.75% per annum.

• A 6.75% $160M senior unsecured subordinated debenture with a maturity date of December 31, 2021 was issued during the third quarter of fiscal 2017 for which interest is payable semi-annually in arrears on June 30 and December 31, at a rate of 6.75% per annum.

• A 6.5% European-focused senior unsecured convertible bond with a maturity date of December 31, 2020 with interest payable semi-annually in arrears on January 29 and July 29, at a rate of 6.5% per annum. In fiscal 2019, US$127.6 million was repurchased and extinguished. On July 25, 2019, the lenders of the 6.5% convertible bonds elected to extend the maturity date from July 29, 2019 to December 31, 2020. On July 29, 2019, an additional US$13.2 million was repurchased, leaving a remaining balance of US$9.2 million.

See Note 12 of the Interim Financial Statements for further details regarding the nature of each debt agreement.

Contractual obligations

In the normal course of business, Just Energy is obligated to make future payments for contracts and other commitments that are known and non-cancellable.

PAYMENTS DUE BY PERIOD
(thousands of dollars)
	Less than 1 year	1 – 3 years	4 – 5 years	After 5 years	Total
Trade and other payables	$523,650	$-	$-	$-	$523,650
Long-term debt	275,919	163,650	363,237	-	802,806
Interest payments	42,162	68,787	35,297	7	146,253
Gas, electricity and non-commodity contracts	406,644	1,918,497	486,002	173,737	2,984,880
	$1,248,375	$2,150,934	$884,536	$173,744	$4,457,589

31.

On August 1, 2017, Just Energy announced that it reached an agreement with its joint venture partner, Red Ventures LLC, to end the exclusive relationship for online sales of the Just Energy brand in North America. To facilitate the transaction, Just Energy acquired the outstanding 50% interest of each of Just Ventures LLC in the United States and Just Ventures L.P. in Canada. As at December 31, 2019, the current liabilities amount to $16.5 million and long-term liabilities amount to $25.4 million.

OTHER OBLIGATIONS

In the opinion of management, Just Energy has no material pending actions, claims or proceedings that have not been included either in its accrued liabilities or in the Interim Financial Statements. In the normal course of business, Just Energy could be subject to certain contingent obligations that become payable only if certain events were to occur. The inherent uncertainty surrounding the timing and financial impact of any events prevents any meaningful measurement, which is necessary to assess any material impact on future liquidity. Such obligations include potential judgments, settlements, fines and other penalties resulting from actions, claims or proceedings.

Transactions with related parties

Just Energy does not have any material transactions with any individuals or companies that are not considered independent of Just Energy or any of its subsidiaries and/or affiliates other than the related party transaction discussed in the Interim Financial Statements.

Off balance sheet items

The Company has issued letters of credit in accordance with its credit facility totalling $71.9 million (March 31, 2019 – $94.0 million) to various counterparties, primarily utilities in the markets it operates in, as well as suppliers.

Pursuant to separate arrangements with several bond agencies, the Hanover Insurance Group and Charter Brokerage LLC, Just Energy has issued surety bonds to various counterparties including states, regulatory bodies, utilities and various other surety bond holders in return for a fee and/or meeting certain collateral posting requirements. Such surety bond postings are required in order to operate in certain states or markets. Total surety bonds issued as at December 31, 2019 were $66.2 million (March 31, 2019 – $70.3 million).

Critical accounting estimates and judgments

The Interim Financial Statements of Just Energy have been prepared in accordance with IFRS. Certain accounting policies require management to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues, cost of sales, selling and marketing expenses, and administrative expenses. Estimates are based on historical experience, current information and various other assumptions that are believed to be reasonable under the circumstances. The emergence of new information and changed circumstances may result in actual results or changes to estimated amounts that differ materially from current estimates.

The following assessment of critical accounting estimates is not meant to be exhaustive. Just Energy might realize different results from the application of new accounting standards promulgated, from time to time, by various rule-making bodies.

RECEIVABLES AND LIFETIME EXPECTED CREDIT LOSSES

The lifetime expected credit loss reflects Just Energy’s best estimate of losses on the accounts receivable and unbilled revenue balances. Just Energy determines the lifetime expected credit loss by using historical loss rates and forward-looking factors if applicable. Just Energy is exposed to customer credit risk on its continuing operations in Alberta, Texas, Illinois (gas), California and Ohio (electricity). Credit review processes have been implemented to perform credit evaluations of customers and manage customer default. If a significant number of customers were to default on their payments, it could have a material adverse effect on the operations and cash flows of Just Energy. Management factors default from credit risk in its margin expectations for all of the above markets.

32.

Revenues related to the sale of energy are recorded when energy is delivered to customers. The determination of energy sales to individual customers is based on systematic readings of customer meters generally on a monthly basis. At the end of each month, amounts of energy delivered to customers since the date of the last meter reading are estimated, and corresponding unbilled revenue is recorded. The measurement of unbilled revenue is affected by the following factors: daily customer usage, losses of energy during delivery to customers and applicable customer rates.

Increases in volumes delivered to the utilities’ customers and favourable rate mix due to changes in usage patterns in the period could be significant to the calculation of unbilled revenue. Changes in the timing of meter reading schedules and the number and type of customers scheduled for each meter reading date would also have an effect on the measurement of unbilled revenue; however, total operating revenues would remain materially unchanged.

ALLOWANCE FOR DOUBTFUL ACCOUNTS

The measurement of the expected credit loss allowance for accounts receivable requires the use of management judgment in estimation techniques, building models, selecting key inputs and making significant assumptions about future economic conditions and credit behaviour of the customers, including the likelihood of customers defaulting and the resulting losses. The Company’s current significant estimates include the historical collection rates as a percentage of revenue and the use of the Company’s historical rates of recovery across aging buckets. Both of these inputs are sensitive to the number of months or years of history included in the analysis, which is a key input and judgment made by management.

GOING CONCERN AND LIQUIDITY

As described in Note 12 of the Interim Financial Statements, the Company has a $370 million credit facility with a syndicate of lenders and a US$250 million non-revolving multi draw senior unsecured term loan facility from another lender, maturing on September 1, 2020 and September 12, 2023 respectively. The facility maturing on September 1, 2020 has been classified in the Interim Financial Statements as a current liability and contributes to the net current liability position at December 31, 2019. At December 31, 2019, the Company was compliant with the requirements of its senior debt to EBITDA ratio covenant as a result of an amendment that provided, among other things, a temporary increase of the ratio from its lenders.

The Company’s business is affected by seasonality. As a result, in certain periods the Company forecasts cash shortfalls that require additional financing through support from suppliers and, in certain circumstances, actions to liquidate certain assets.

The Company’s ability to continue as a going concern for the next 12 months is dependent on the continued availability of its credit facilities, the Company’s ability to obtain waivers from its lenders for potential instances of non-compliance with covenants, if necessary, the ability to secure additional sources of financing, if necessary, the liquidation of available investments, and the continued support of the Company’s lenders and suppliers. These conditions indicate the existence of material uncertainties that may cast significant doubt about the Company’s ability to continue as a going concern and, accordingly, the ultimate appropriateness of the use of accounting principles applicable to a going concern.

The Company is actively negotiating the terms of its existing credit facility and anticipates a renewal in advance of the credit facility maturity. The Company will continue to pursue opportunities to improve the profitability of its core businesses, if necessary, secure additional funds through financing, continued support of key lenders and suppliers and, if necessary, the sale of businesses and/or investments. There can be no assurance that the Company will be successful in these initiatives that, lenders will provide further financing, relief for covenants or that the Company can refinance or repay credit facilities from new sources of financing.

The consolidated financial statements do not reflect the adjustments to carrying values of assets and liabilities and the reported expenses and balance sheet classifications that would be necessary if the going concern assumption was deemed inappropriate. These adjustments could be material.

Just Energy common and preferred shares

As at February 7, 2020, there were 151,593,599 common shares and 4,662,165 preferred shares of Just Energy outstanding.

In May 2017, Just Energy announced it entered into an at-the-market issuance (“ATM offering”) sales agreement pursuant to which Just Energy may, at its discretion and from time to time, offer and sell in the United States preferred shares having an aggregate offering price of up to US$150 million. As at February 7, 2020, Just Energy has issued a cumulative 338,865 preferred shares in fiscal 2019 for aggregate total gross proceeds of $10.4 million under the ATM offering. No further issuances have been made in the first nine months of fiscal 2020.

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In connection with certain credit agreement amendments announced on December 2, 2019, the agreements governing both facilities have been changed to restrict the declaration and payment of dividends on the Company’s 8.50% Series A Fixed-to-Floating Rate Cumulative Redeemable Perpetual Preferred Shares (“Series A Preferred Shares”) until the Company’s senior debt to EBITDA ratio is no more than 1.50:1 for two consecutive fiscal quarters. Accordingly, the Company suspended the declaration and payment of dividends on the Series A Preferred Shares until the Company is permitted to declare and pay dividends under the agreements governing its facilities. However, dividends on the Series A Preferred Shares continue to accrue in accordance with the Series A Preferred Share terms during the period in which dividends are suspended. Any dividend payment following the suspended period will be credited against the earliest accumulated but unpaid dividend.

Legal proceedings

Just Energy’s subsidiaries are party to a number of legal proceedings. Other than as set out below, Just Energy believes that each proceeding constitutes legal matters that are incidental to the business conducted by Just Energy and that the ultimate disposition of the proceedings will not have a material adverse effect on its consolidated earnings, cash flows or financial position.

In March 2012, Davina Hurt and Dominic Hill filed a lawsuit against Commerce Energy Inc. (“Commerce”), Just Energy Marketing Corp. and the Company in the Ohio Federal Court claiming entitlement to payment of minimum wage and overtime under Ohio wage claim laws and the Federal Fair Labor Standards Act (“FLSA”) on their own behalf and similarly situated door-to-door sales representatives who sold for Commerce in certain regions of the United States. The Court granted the plaintiffs’ request to certify the lawsuit as a class action. Approximately 1,800 plaintiffs opted into the federal minimum wage and overtime claims, and approximately 8,000 plaintiffs were certified as part of the Ohio state overtime claims. On October 6, 2014, the jury refused to find a willful violation but concluded that certain individuals were not properly classified as outside salespeople in order to qualify for an exemption under the minimum wage and overtime requirements. On September 28, 2018, the Court issued a final judgment, opinion and order. Just Energy filed its appeal to the Court of Appeals for the Sixth Circuit on October 25, 2018. Oral testimony was heard on October 24, 2019. A decision is pending. Just Energy strongly believes it complied with the law which is consistent with the recent findings in Encino Motorcars, LLC v. Navarro, 138 S. Ct. 1134, 1142 (2018) and Kevin Flood, et al. v. Just Energy Marketing Group, et al. 2d Circular No. 17-0546.

In August 2013, Levonna Wilkins, a former door-to-door independent contractor for Just Energy Marketing Corp. (“JEMC”), filed a lawsuit against Just Energy Illinois Corp., Commerce Energy Inc., JEMC and the Company (collectively referred to as “Just Energy”) in the Illinois Federal District Court claiming entitlement to payment of minimum wage and overtime under Illinois wage claim laws and the FLSA on her own behalf and similarly situated door-to-door sales representatives who sold in Illinois. On March 13, 2015, the Court certified the class of Illinois sales representatives who sold for Just Energy Illinois and Commerce, and on June 16, 2016, the Court granted Just Energy’s motion for reconsideration which revised the class definition to exclude sales representatives who sold for Commerce. A trial commenced on August 5, 2019.  On August 12, 2019, the jury ruled in favour of Just Energy, dismissing all claims of the Illinois class members. The Plaintiff filed her appeal to the Court of Appeals for the Seventh Circuit on September 10, 2019. Just Energy strongly believes it complied with the law.

In May 2015, Kia Kordestani, a former door-to-door independent contractor sales representative for Just Energy Corp., filed a lawsuit against Just Energy Corp., Just Energy Ontario L.P. and the Company (collectively referred to as “Just Energy”) in the Superior Court of Justice, Ontario, claiming status as an employee and seeking benefits and protections of the Employment Standards Act, 2000 such as minimum wage, overtime pay, and vacation and public holiday pay on his own behalf and similarly situated door-to-door sales representatives who sold in Ontario. On Just Energy’s request, Mr. Kordestani was removed as a plaintiff but replaced with Haidar Omarali, also a former door-to-door sales representative. On July 27, 2016, the Court granted Omarali’s request for certification, refused to certify Omarali’s request for damages on an aggregate basis, and refused to certify Omarali’s request for punitive damages. Omarali’s motion for summary judgment was dismissed in its entirety on June 21, 2019. A trial date has been set commencing November 15, 2021.

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On July 23, 2019, Just Energy announced that, as part of its Strategic Review process, management identified customer enrolment and non-payment issues, primarily in Texas. In response to this announcement, and in some cases in response to this and other subsequent related announcements, putative class action lawsuits have been filed in the United States District Court for the Southern District of New York, in the United States District Court for the Southern District of Texas and in the Ontario Superior Court of Justice, on behalf of investors that purchased Just Energy Group Inc. securities during various periods, ranging from November 9, 2017 through August 19, 2019. The U.S. lawsuits seek damages allegedly arising from violations of the United States Securities Exchange Act. The Ontario lawsuit seeks damages allegedly arising from violations of Canadian securities legislation and of common law. Just Energy denies the allegations and will vigorously defend these claims.

Controls and procedures

DISCLOSURE CONTROLS AND PROCEDURES

Both the Chief Executive Officer (“CEO”) and Chief Financial Officer (“CFO”) have designed, or caused to be designed under their supervision, the Company’s disclosure controls and procedures which provide reasonable assurance that: i) material information relating to the Company is made known to management by others, particularly during the period in which the annual and interim filings are being prepared; and ii) information required to be disclosed by the Company in its annual and interim filings or other reports filed or submitted under securities legislation is recorded, processed, summarized and reported within the time period specified in securities legislation. The CEO and CFO are assisted in this responsibility by a Disclosure Committee composed of senior management. The Disclosure Committee has established procedures so that it becomes aware of any material information affecting Just Energy to evaluate and communicate this information to management, including the CEO and CFO as appropriate, and determine the appropriateness and timing of any required disclosure. Based on the evaluation conducted by or under the supervision of the CEO and CFO of the Company’s internal control over financial reporting in connection with the Company’s financial yearend, the CEO and CFO concluded that because of the material weakness described below, the Company’s disclosure controls and procedures were not effective.

INTERNAL CONTROL OVER FINANCIAL REPORTING

Both the CEO and CFO have designed, or caused to be designed under their supervision, the Company’s Internal Control over Financial Reporting (“ICFR”), which has been effected by the Board of Directors, management and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements in accordance with IFRS. Based on that evaluation, the CEO and CFO concluded that because of the material weakness described below, the Company’s disclosure controls and procedures were not effective.

Identification of material weakness

During the quarters ended December 31, 2018, March 31, 2019 and June 30, 2019, management failed to effectively operate a control to capture appropriate expected credit loss rates to be reflected in the estimated allowance for doubtful accounts in the Texas residential market and the U.K. market. This material weakness arose due to insufficient analysis of a rapid deterioration of the aging of the Company’s accounts receivable caused by operational enrolment deficiencies in the Texas market, and due to operational and accounts receivable non-collection issues in the U.K. market.

On July 23, 2019, the Company announced operational measures implemented in the Texas residential market to address identified customer enrolment issues arising during prior periods that led to additional overdue accounts being identified during the quarter ended June 30, 2019, that were impaired. Management identified these issues through operating controls related to the expected credit loss calculation.

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Management identified an impairment of certain accounts receivable within the Texas residential markets of $58.6 million at June 30, 2019, of which $34.5 million relates to the quarter ended December 31, 2018, $19.2 million relates to the quarter ended March 31, 2019 and $4.9 million relates to the quarter ended June 30, 2019.

During operation of the June 30, 2019 month-end close controls, the Company further analyzed and concluded the U.K. receivables issue required an adjustment of $74.1 million at June 30, 2019 of which $40.1 million relates to the quarter ended December 31, 2018, $17.4 million relates to the quarter ended March 31, 2019 and $16.6 million relates to the quarter ended June 30, 2019.

A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the Company's annual or interim financial statements will not be prevented or detected on a timely basis. Due to the aforementioned adjustments, management identified a material weakness after issuing the financial statements for the year ended March 31, 2019 which remains open at December 31, 2019.

Remediation of material weakness in internal control over financial reporting

Management is continuing its remediation efforts to address the material weakness, as well as to foster continuous improvement in the Company’s internal controls.

During the quarter ended June 30, 2019, the Company made additional operational and financial reporting control enhancements and continued engaging with third parties to advise the Company regarding this material weakness.

To further remediate the material weakness identified herein, the management team, including the CEO and CFO, have reaffirmed and re-emphasized the importance of internal control, control consciousness and a strong control environment.

No assurance can be provided at this time that the actions and remediation efforts the Company has taken or will implement will effectively remediate the material weakness described above or prevent the incidence of other significant deficiencies or material weaknesses in the Company’s internal controls over financial reporting in the future. The design of any system of controls is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving our stated goals under all potential future conditions.

Identification and remediation of insignificant reconciling items from previous periods presented

During January 2019, in connection with the Company’s assessment of internal controls over financial reporting, the Company identified and subsequently remediated a deficiency in the design and operating effectiveness of certain internal controls related to certain account balances in certain markets. Specifically, the Company identified a deficiency in the design of internal controls through the effective operation of alternative internal controls related to the preparation, analysis and review of certain gross margin accounts in those markets.

Upon identification of the deficiency, the Company designed internal controls to include robust account reconciliation procedures, to remediate the deficiency in design. These new internal controls were effectively operated for February 28, 2019 and March 31, 2019.

Just Energy considers the internal control deficiency to be effectively remediated as at March 31, 2019.

As a result of remediating this deficiency in the design of internal controls and operating them in an effective manner, the Company identified certain individually insignificant reconciling items that should have been recorded in periods prior to April 1, 2017. The Company determined that it was appropriate to revise its consolidated financial statements as at April 1, 2017 to correct for an aggregate error of $14.2 million in the opening accumulated deficit account. It was determined that this deficiency in the design and operating effectiveness of these specific internal controls resulted in no significant error in the income statements for the years ended March 31, 2019 and 2018.

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Changes in internal control over financial reporting

There were no other changes in our internal control over financial reporting during the last fiscal quarter that materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

INHERENT LIMITATIONS

A control system, no matter how well conceived and operated, can only provide reasonable, not absolute, assurance that its objectives are met. Due to these inherent limitations in such systems, no evaluation of controls can provide absolute assurance that all control issues within any company have been detected. Accordingly, Just Energy’s disclosure controls and procedures are designed to provide reasonable, not absolute, assurance that the Company’s disclosure control and procedure objectives are met.

Corporate governance

Just Energy is committed to maintaining transparency in its operations and ensuring its approach to governance meets all recommended standards. Full disclosure of Just Energy’s compliance with existing corporate governance rules is available at investors.justenergy.com and is included in Just Energy’s Management Proxy Circular. Just Energy actively monitors the corporate governance and disclosure environment to ensure timely compliance with current and future requirements.

Outlook

Just Energy continues to focus on enhancing its customer base by adding new high-quality customers and providing a variety of energy management solutions to its customer base to drive customer loyalty and improved profitability.

The impact of cost cutting initiatives implemented to date is evident in the third quarter results and Just Energy expects this progress to continue as additional changes are made. The Company is on pace to realize approximately $60 million in administrative, selling and capital cost savings in fiscal year 2020 and will continue to review its operations for additional ways to improve efficiencies and lower its cost structure.

The recent sale of non-core operations and exiting of lower potential markets demonstrate Just Energy’s commitment to focus on its higher margin North American operations. The sale of the U.K. and Ireland operations is now complete, as is the sale of the Company’s Georgia assets, and Just Energy continues to actively market its remaining non-core operations.

The previously announced Strategic Review has provided valuable insights into how best to unlock additional value from the business through a comprehensive review of capital expenditures, streamlining the organization and further refinement of the geographic footprint via disposition of non-core businesses. In addition to identifying cost saving actions and refinement of the Company’s geographic footprint, the Company has been active in discussions with respect to strategic transaction opportunities. While no decisions related to any strategic alternative have been reached at this time, the Strategic Review process is advancing down a path consistent with the Board’s goal of an outcome that is in the best interests of Just Energy and its stakeholders. Just Energy anticipates announcing a decision on the Strategic Review by June 30, 2020. In the interim, the Company does not intend to comment further with respect to the Strategic Review unless and until it determines that additional disclosure is appropriate in the circumstances and in accordance with the requirements of applicable securities laws. The Company cautions that there is no assurance that a transaction will result from the Strategic Review.

As a result of lower than expected Base EBITDA and free cash flow in the third quarter of fiscal 2020 and lower fiscal year to date customer additions, management revised its full year fiscal 2020 Base EBITDA guidance from continuing operations to between $150 million and $170 million, from $180 million to $200 million, and decreased fiscal year 2020 free cash flow guidance to between $0 million to $20 million, from $50 million to $70 million. Free cash flow is defined as cash flow from operating activities minus cash flow from investing activities.

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